SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER


Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October, 2000

                            ICTS International N.V.
                  (Transition of registrant's name into English)

              Biesbosch  225,  1181  JC  1185  ZH  Amstelveen,  The  Netherlands
                 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

       Form 20-F   x               Form 40-F

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes x     No

    [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 0-28542

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                                                        ICTS INTERNATIONAL N.V.


Immediate Release

ICTS signs agreement on European operations for a net capital gain of approximately US$ 75 Million


Amstelveen, The Netherlands,  October 5, 2000 - ICTS International N.V. (NASDAQ:
ICTS), a leading provider of advanced aviation services, today reported that On October 5, 2000 it ("the Company") signed an agreement with Civas, Civil Aviation Security Services GmbH ("Civas"), whereby Civas will acquire, in two stages, 100% of the shares the Company holds in ICTS Europe Holdings B.V. ("ICTS Europe"), for a purchase price of US$ 100 million (subject to certain upward or downward adjustments as described below), in cash.

Assuming the transaction is completed for an aggregate consideration of US$ 100 million, the Company expects to record a net capital gain, after accounting for equity (including goodwill) transferred, estimated transaction costs and other expenses (including bonuses payable to management and employees in relation to this transaction), of approximately US$ 75 million (subject to the upward or downward adjustments described below). The Company does not expect to incur capital gains tax on this gain. As the transaction shall be effected in two stages as described below, a part of this gain shall be recorded in year 2001 and another part shall be recorded in year 2003.

Shareholders'  equity of the Company as at June 30, 2000, was  approximately US$
29.5 million (or US$ 4.1 equity per share on a fully diluted basis). Had the sale of all the shares of ICTS Europe occurred on June 30, 2000 for an aggregate consideration of US$ 100 million, the shareholders equity of the Company would have been approximately US$ 105 million at June 30, 2000 (or US$ 15 equity per share on a fully diluted basis) (subject to the upward or downward adjustments described below).

ICTS Europe is a private Dutch company wholly owned by the Company, which owns all the subsidiaries of the Company that principally provide aviation security services in Europe, other than the Company's shares in European subsidiaries providing aviation security services in the Netherlands and in former CIS countries.

Civas is a subsidiary of Flughafen Frankfurt/Main AG, which manages and operates the International airport of Frankfurt in Germany.

The sale shall be effected in two stages as follows:

As a first stage Civas shall acquire from the Company 45% of the outstanding shares in ICTS Europe for a payment of US$ 45 million in cash. Completion of the first stage is anticipated to occur on January 3, 2001. Completion of the first stage is subject to certain conditions precedent, relating to the regulatory approval of the transaction by anti-trust authorities in certain European jurisdictions, and the absence of certain material adverse changes prior to completion.

As a second stage, anticipated to occur on December 31, 2003, Civas shall acquire all of the remaining 55% shares of the Company in ICTS Europe. The consideration for the purchase of those shares is US$ 55 million, to be adjusted in accordance with an agreed formula based on the results of operations of ICTS Europe during the period January 1, 2001 - December 31, 2003 (the "Interim Period"). The adjustment may not reduce the amount payable for those shares to less than US$ 44 million or increase it to more than US$ 66 million.

Completion of the sale of the shares at second stage is not subject to any conditions precedent, other than completion of the first stage.

Accordingly upon completion of both stages, the Company will receive for 100% of the shares of ICTS Europe, in aggregate, a minimum amount of US$ 89 million and a maximum amount of US$ 111 million, in cash.

All net income accrued by ICTS Europe in the period ending December 31, 2000, shall be distributable to the Company, subject to certain shareholder's equity and liabilities thresholds with respect to ICTS Europe, which have been warranted by the Company.

All net income accrued by ICTS Europe during the Interim Period, shall be for the account of the Company (55%) and of Civas (45%).


Following completion of the first stage, the Company will continue to hold the following main assets and activities (other than 55% of the shares in ICTS Europe):

1. Cash and cash equivalents which, had completion of the first stage occurred on June 30, 2000, would have been on a consolidated basis (excluding cash and cash equivalents of ICTS Europe) approximately US$ 40 million.

2. Shares (80%) of Huntleigh Corporation, Inc., a USA subsidiary which provides aviation services in the USA. The revenues of Huntleigh during the period January - June 2000 were US$ 31.3 million.

3. Shares (65%) in Procheck International B.V that provides aviation security services at Schiphol Airport in the Netherlands. Procheck also holds 2/3 of the shares in APS Data Screening Systems B.V., which owns the APS software, on the basis of which the Company provides technology-based aviation services. Another subsidiary of the Company holds the remaining 1/3 shares in APS.

4. Shares (100%) in subsidiaries providing aviation security services in the former CIS countries.

5. Investments in various technology ventures, including a joint venture with Gilat Communications Ltd. for the provision of interactive distance learning services to the aviation industry, and including traded shares in Gilat Communications Ltd. (NASDAQ: GICOF).

ICTS'  President and CEO Lior Zouker said the following  about the  transaction:
"This transaction is the most significant single event of the Company since its first public offering of shares in July 1996. This important development is the result of management's successful efforts in sustaining a consistent growth since 1993. The Company intends to continue to focus efforts on ICTS Europe in order to maximize its earn-out potential during the three-year Interim Period, as well as increase its effort to develop its USA operations and its involvement in technology ventures mainly in the aviation industry."


For further information, please contact:

Michael Barnea
Director
ICTS International N.V.
Tel: (+972-54)-223402

Conrad F. Mir
Senior Vice President
The Anne McBride Company
Tel: (+1-212)-983-1702 x209
E-mail: conrad.mir@annemcbride.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by undersigning, thereunto duly authorized.





                                    ICTS INTERNATIONAL N.V.

Date :  October 12,  2000          By : /s/  Lior Zouker
                                   Name :    Lior Zouker
                                   Title:    President